Supplements dated: February 28, 2002 and March 22, 2002

                             Prospectus Supplement filed pursuant to Rule 424(c)
                                            Registration Statement No: 333-75512

                                   SUPPLEMENT

                      TO PROSPECTUS DATED FEBRUARY 11, 2002

                                       OF

                            RELM WIRELESS CORPORATION

         On May 9, 2002, RELM Wireless Corporation (NASDAQ: RELM) established a $900,000 valuation reserve, which is reflected in its financial statements for the first quarter 2002. This represents the total principal amount due to the Company from Fort Orange Paper Company, Inc. (Fort Orange), the purchaser of its former paper-manufacturing subsidiary. In April RELM learned that Fort Orange had ceased operations. Fort Orange owes RELM $900,000 plus accrued interest under the terms of two secured promissory notes and has defaulted on its obligations to make principal and interest payments. RELM's security interest is subordinated to the security interest granted to Fort Orange's senior lender.

         In connection with the sale of the subsidiary in 1997, RELM took back a secured promissory note from Fort Orange in the initial aggregate principal amount of $2.4 million. In December 2000, the terms of the original promissory note were modified and RELM received a principal payment of $700,000 plus accrued interest of approximately $166,000. After this payment, the remaining principal amount due on the original note was $900,000. Also, as part of the modification agreement, the original note was replaced by two secured promissory notes, one in the principal amount of $600,000 and the other in the principal amount of $300,000. The $600,000 note is payable in ten annual installments starting on April 2, 2002. The $300,000 note is payable in five annual installments starting on January 1, 2003. Interest on both notes is accrued at 2.75% over the prime rate and is payable, in the case of the $600,000 note, in annual installments, and, in the case of the $300,000 note, in semi-annual installments. The $600,000 note is subject to a standby creditor's agreement under which principal and interest payments on the note are contingent upon Fort Orange achieving a certain debt service coverage ratio and the absence of any uncured defaults on other loans or agreements of Fort Orange. As security for both notes, Fort Orange has granted to us a lien and security interest in certain collateral. Our security interest, however, is subordinated to the security interest granted to Fort Orange's senior lender. In addition, we are subject to a standstill agreement with the senior lender. A principal of Fort Orange has guaranteed the prompt and complete payment of both notes when due. Both notes are subject to forbearance fee payment agreements with both Fort Orange and the guarantor under which additional amounts may be payable to us if there is a merger, sale or change of control of Fort Orange and if the notes are not paid in full by certain dates.

         It is RELM's understanding that Fort Orange is actively seeking to sell its assets. We believe that the value of the business and its assets is uncertain due to the cessation of operations, and the current business conditions in this industry. Therefore, the amount, if any, that RELM may recover in the event of a sale, or otherwise, cannot yet be precisely determined. As a result of these circumstances, RELM has established a valuation reserve for the entire principal amount ($900,000) of the two promissory notes, which is reflected in its financial statements for the first quarter 2002.

                THIS PROSPECTUS SUPPLEMENT IS DATED MAY 15, 2002